UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, May 15, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:

Dear Sirs:

On May 15, 2018 we issued a Relevant Information Communication indicating that a session of the Board of Directors of Graña y Montero S.A.A. took place today in which the following topics were discussed:

1.
Approval of the Annual Report, Annual Corporate Governance Report, Individual and Consolidated Financial Statements for 2016 fiscal year, audited by Moore Stephens, as well as its submission for consideration by the Annual Shareholders' Meeting.

2.
Calling of the Annual Shareholders Meeting of the company, to be held at Av. Petit Thouars 4957, Miraflores, on June 12, 2018, at 10:30 a.m. (in the first call), on June 18 at the same time (in the second call) and on June 22 at the same time (in the third call), in order to discuss the following agenda:

a)	Approval of the Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for 2016 Fiscal Year.
b)	Application of Results for 2016 Fiscal Year.
c)	Board Meetings Attendance Fees.
d)	General Report of the Company.

3.	Approval and presentation of Form 20-F for the 2016 Fiscal Year to the New York Stock Exchange.

Sincerely,

___________________________

/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: May 15, 2018